SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          Schedule 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No. 11)*


                 Marsh & McLennan Companies, Inc.
                        (Name of Issuer)


                 Common Stock, par value $1.00
                 (Title of Class of Securities)


                           571748 102
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement
  . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 3  Pages

CUSIP No.  571748 102         13G          Page  2 of 3 Pages

1.   Name of reporting person
     S.S. or I.R.S. identification No. of above person

     Marsh & McLennan Companies Stock Investment Plan
     EIN 36-2668272 P.N. 003

2.   Check the appropriate box if a member of a group*

     (a)
     (b)   X

3.   SEC use only


4.   Citizenship or place or organization

     New York

Number of shares beneficially owned by each reporting person with:

5.   Sole voting power


6.   Shared voting power

     4,660,295

7.   Sole dispositive power


8.   Shared dispositive power

     4,660,295

9.   Aggregate amount beneficially owned by each reporting  person

     4,660,295

10. Check box if the aggregate amount in row (9) excludes certain shares*

     Not Applicable

11.  Percent of class represented by amount in row (9)

     6.40%

12.  Type of report person

      EP

              *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  571748 102         13G          Page  3 of 3 Pages

Item 4.  Ownership.

     (a) Amount Beneficially Owned:

          4,660,295

     (b) Percent of Class:

          6.40%

     (c) Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

               Not Applicable

         (ii)  Shared power to vote or to direct the vote

               4,660,295

        (iii)  Sole power to dispose or to direct the
               disposition of

               Not Applicable

         (iv) Shared power to dispose or to direct the disposition of

               4,660,295


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 12, 1996
                    Date


     /s/Francis N. Bonsignore
               Signature


     Francis N. Bonsignore, Plan Administrator
                    Name/Title